FORM 4

[ ] CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY
    CONTINUE. SEE INSTRUCTION 1(b).
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY (PRINT OR TYPE RESPONSES) HOLDING COMPANY ACT OF 1935 OR SECTION 30(f) OF THE INVESTMENT COMPANY ACT OF 1940


(PRINT OR TYPE RESPONSES)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person *

McGovern                   Patrick              J.
--------------------------------------------------------------------------------
 (Last)                    (First)           (Middle)

One Exeter Plaza
--------------------------------------------------------------------------------
                          (Street)

Boston                       MA                       02116
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   (City)                  (State)                    (Zip)

--------------------------------------------------------------------------------
2. Issuer Name AND Ticker or Trading

   IDG Books Worldwide, Inc. ("IDGB")

--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   April 2000

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   X  Director                X   10% Owner
  ---                        ---
      Officer (give           X   Other (specify
  ---         title below)   ---         below)

      see Note 1
      --------------------

--------------------------------------------------------------------------------
7.     Individual or Joint/Group Filing (Check Applicable
       Line) SEE NOTE 1 BELOW

       ----  Form filed by One Reporting Person

        X    Form filed by more than One Reporting Person
       ----

--------------------------------------------------------------------------------

TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED


------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security     2. Trans-      3. Trans-      4. Securities               5. Amount of       6. Owner-        7. Nature
   (Instr. 3)               action         action         Acquired (A)                Securities         ship             Indirect
                            Date           Code           or Disposed                 Beneficially       Form:            Bene-
                                           (Instr.        of (D)                      Owned at           Direct (D)       ficial
                                           8)             (Instr. 3, 4 and 5)         End of             or               Owner-
                           (Month/    -------------------------------------------     Month (Instr.      Indirect (I)     ship
                           Day/Year)    Code     V     Amount   (A) or (D)  Price     3 and 4)          (Instr. 4)        (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock     04/03/00       P               9,000(2)    A      $11.26
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock     04/06/00       J           25,000930       A
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock     04/05/00       P               7,000(2)    A      $11.40
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock     04/19/00       P               2,000(2)    A      $10.54
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock     04/20/00       P               9,000(2)    A       $9.90      10,950,449              I           (4)



                                                                          (Over)
                                                                 SEC 1474 (7-96)


FORM 4 (CONTINUED)          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative   2. Conver-     3. Transaction    4. Transaction        5. Number of         6. Date Exercisable
    Security                 sion or        Date              Code                  Derivative           and Expiration
    (Instr. 3)               Exercise       (Month/Day/       (Instr. 8)            Securities           Date (Month/
                             Price of       Year)                                  Acquired (A)          Day/Year)
                             Deriv-                                                or Disposed
                             ative                                                 of (D) (Instr.
                             Security                                              3, 4 and 5)         ----------------------------
                                                           -------------------   ----------------         Date           Expiration
                                                               Code        V       (A)      (D)        Exercisable          Date
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock                     4/06/00                D                         25,000
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
7. Title and                     8. Price of       9. Number of      10. Ownership      11. Nature of
   Amount of                        Derivative        Derivative         Form of            Indirect
   Underlying                       Security          Securities         Derivative         Beneficial
    Securities                      (Instr. 5)        Beneficially       Security:         Ownership
   (Instr. 3                                          Owned at           Direct (D)         (Instr. 4)
   and 4)                                             End of             or Indirect
                                                      Month              (I)
                                                      (Instr. 4)         (Instr. 4)
                                                      Date
-------------------------------
                  Amount or
    Title       Number of Share
------------------------------------------------------------------------------------------------------------------------------------
Class A Common                                         75,000               I                 (6)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Filed on behalf of International Data Group, Inc. ("IDG"), IDG Holdings, Inc. ("IDG Holdings"), IDG Enterprises, Inc. ("IDG Enterprises") and Patrick J. McGovern. Mr. McGovern is a director of and owns a majority of the outstanding capital stock of IDG. IDG owns all of the outstanding capital stock of IDG Holdings, which owns all of the outstanding capital stock of IDG Enterprises.

(2) Represents shares acquired by IDG Enterprises.

(3) Represents shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock. Each share of Class B Common Stock is convertible to one share of Class A Common Stock.

(4) Consists of 10,945,749 shares of Class A Common Stock owned by IDG Enterprises, and 5,000 shares of Class A Common Stock held by Mr. McGovern's wife, of which Mr. McGovern disclaims beneficial ownership; does not include 20,001 shares subject to exercisable options to purchase Class A Common Stock and 75,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                            By: /s/ Patrick J. McGovern*
                                            ------------------------------------
                                            **Signature of Reporting Person

                                            May 10, 2000
                                            ------------------------------------
                                            Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

* By Edward N. Gadsby, Jr., as attorney-in-fact


                                                                 SEC 1474 (7-96)

Joint Filer Information

Name:                  International Data Group, Inc.
Address:               One Exeter Place
                       Boston, MA 02109
Designated Filer:      Patrick J. McGovern
Issuer and Ticker
Symbol:                IDG Books Worldwide, Inc. ("IDGB")

Statement for April 2000

Signature: /s/ Edward B. Bloom, Vice President*
           ------------------------------------


Name:                  IDG Holdings, Inc.
Address:               One Exeter Place
                       Boston, MA 02109
Designated Filer:      Patrick J. McGovern
Issuer and Ticker
Symbol: IDG            Books Worldwide, Inc. ("IDGB")

Statement for April 2000

Signature: /s/ Edward B. Bloom, Treasurer*
           -------------------------------


Name:                  IDG Enterprises, Inc.
Address:               One Exeter Place
                       Boston, MA 02109
Designated Filer:      Patrick J. McGovern
Issuer and Ticker
Symbol:                IDG Books Worldwide, Inc. ("IDGB")

Statement for April 2000

Signature: /s/ Edward B. Bloom, Treasurer*
           -------------------------------





        * By Edward N. Gadsby, Jr., as attorney in fact